UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*
Satyam Computer Services Limited

(Name of Issuer)
Common Stock, par value Rs. 2.0 per share

(Title of Class of Securities)
804098101

(CUSIP Number)
N. Hariharan
Company Secretary
Larsen & Toubro Limited
L&T House, Ballard Estate
Mumbai 400 001, India
91-22-67525840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Christian O. Nagler
Srinivas S. Kaushik
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10001
(212) 446-4800
January 23, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804098101	Page	2

1	NAMES OF REPORTING PERSONS Larsen & Toubro Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

India

	7	SOLE VOTING POWER

NUMBER OF		81,132,714 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		81,132,714 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,132,714 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%* (See Item 5)

14	TYPE OF REPORTING PERSON

HC, CO

*	The calculation of this percentage is based upon 673,884,281 equity shares of Common Stock outstanding, including 130,698,638 underlying equity shares for 65,349,319 ADSs, as of December 31, 2008, reported by the Issuer in its shareholding pattern for the quarter ended December 31, 2008, filed by the Issuer with the Bombay Stock Exchange on January 21, 2009.

CUSIP No.	804098101	Page	3

1	NAMES OF REPORTING PERSONS L&T Capital Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

India

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,212,750 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

30,212,750 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,212,750 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%* (See Item 5)

14	TYPE OF REPORTING PERSON

CO

*	The calculation of this percentage is based upon 673,884,281 equity shares of Common Stock outstanding, including 130,698,638 underlying equity shares for 65,349,319 ADSs, as of December 31, 2008, reported by the Issuer in its shareholding pattern for the quarter ended December 31, 2008, filed by the Issuer with the Bombay Stock Exchange on January 21, 2009.

Item 1. Security and Issuer.
          This statement on Schedule 13D relates to common stock, par value Rs. 2.0 per share (“Common Stock”), of Satyam Computer Services Limited, a corporation organized under the laws of the Republic of India (the “Issuer”). The Issuer has its principal executive offices at Satyam Infocity, Unit — 12, Plot No. 35/36, Hi-tech City layout, Survey No. 64, Madhapur Hyderabad — 500 081, Andhra Pradesh, India. The Issuer’s registered office is at 1-8-303/6, Mayfair Centre, 1st Floor, S P Road, Secunderabad, 500003, Andhra Pradesh.
Item 2. Identity and Background.
          (a) This statement on Schedule 13D is being filed by Larsen & Toubro Limited (“L&T”) and its wholly-owned subsidiary, L&T Capital Company Limited (“L&T Capital”). L&T and L&T Capital are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”
          (b) The principal business address of the Reporting Persons is L&T House, Ballard Estate, Mumbai 400 001, India.
          (c) L&T is India’s largest engineering and construction conglomerate with additional interests in electrical and electronics, information technology and other diversified businesses. L&T Capital offers asset management services and treasury management services to its affiliated entities. L&T Capital is registered under SEBI as a Portfolio Management Service Company and with the Association of Mutual Funds of India as a mutual fund distributor/advisor.
          Certain information required by this Item 2(a) — (c) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule A annexed hereto, which is incorporated herein by reference.
          (d) — (e) Within the past five years, neither Reporting Person and, to the knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.
          (f) Each of the Reporting Persons is organized under the laws of the Republic of India. Certain information required by this Item 2(f) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule A annexed hereto, which is incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration.
          The source of funds used to acquire the shares of Common Stock by the Reporting Persons was from internal accruals of L&T. The shares of Common Stock were purchased in the open market on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited for an aggregate purchase price of approximately INR6573 million.
          The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.
Item 4. Purpose of the Transaction.
          The shares of Common Stock were acquired as part of a strategic investment by the Reporting Persons. The Reporting Persons intend to optimize the value of their investments and, therefore, will observe from time to time the Issuer’s business affairs and financial position. The Reporting Persons may, but there is no assurance that they will, pursue other actions with respect to their strategic investment.
          The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
          (a) The aggregate number and percentage of Common Stock of the Issuer deemed to be beneficially owned by the Reporting Persons is 81,132,714 shares, which represents approximately 12.0% of the issued and outstanding Common Stock of the Issuer. Of this amount, 50,919,964 shares are directly owned by L&T and 30,212,750 shares are directly owned by L&T Capital. The calculation of this percentage is based upon 673,884,281 equity shares of Common Stock outstanding, including 130,698,638 underlying equity shares for 65,349,319 ADSs, as of December 31, 2008, reported by the Issuer in its shareholding pattern for the quarter ended December 31, 2008, filed by the Issuer with the Bombay Stock Exchange on January 21, 2009. L&T has sole voting and dispositive power of all the shares because L&T Capital, the record holder of certain of the shares, is a wholly-owned subsidiary of L&T.
          To the knowledge of the Reporting Persons and other than as set forth above, none of the persons set forth on Schedule A has any interest in the Common Stock of the Issuer.
          (b) The Reporting Persons have the sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock.

          (c) During the past 60 days, the Reporting Persons made the following open market purchases of Common Stock, which are included in the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D:

Date of Each		Number of Shares	Price
Transaction		Purchased	Per Share(1)
12-30-2008		2,424,083	INR	156.28
12-31-2008		7,909,481	INR	171.11
1-1-2009		8,675,232	INR	176.51
1-2-2009		7,684,618	INR	175.77
1-5-2009		550,000	INR	167.98
1-22-2009		2,969,336	INR	29.27
1-23-2009*		50,919,964	INR	34.65
	Total	81,132,714

*	Denotes the acquisition of shares of the Issuer by L&T. All other acquisitions of shares of the Issuer were by L&T Capital.

(1)	In Indian rupees.
          To the knowledge of the Reporting Persons, none of the persons set forth on Schedule A has effected any transactions in the Common Stock of the Issuer during the past sixty days.
          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Other than as set forth in this statement on Schedule 13D, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. The information set forth in Item 5 of this Schedule 13D is hereby incorporated herein by reference.
          To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons set forth on Schedule A, or between the persons set forth on Schedule A, and any other person, with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits
          Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 6, 2009

LARSEN & TOUBRO LIMITED

By:	/s/ N. Hariharan
Name:	N. Hariharan
Title:	Company Secretary

L&T CAPITAL COMPANY LIMITED

By:	/s/ P.S. Kapoor
Name:	P. S. Kapoor
Title:	Company Secretary

SCHEDULE A
CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING LARSEN & TOUBRO LIMITED AND L&T CAPITAL COMPANY LIMITED
I. Larsen & Toubro Limited
Directors

Name	Principal Occupation	Business Address
S. Rajgopal	Retired	L&T House, Ballard Estate, Mumbai – 400 001

S. N. Talwar	Solicitor	M/s. Talwar, Thakore & Associates

Hague Building,9,Sprott Road

Ballard Estate, Mumbai – 400 001.

M. M. Chitale	Chartered Accountant	M/s. Mukund M. Chitale & Co.

Chartered Accountants

204/205, Agrawal Shyamkamal-A

Vile Parle (E), Mumbai – 400 057

Mathew T. Thomas	Company Executive	Life Insurance Corporation of India Central Office, “Yogakshema” Jeevan Bima Marg, P.B. No.19953 Mumbai – 400 021.

N. Mohan Raj	Company Executive	Life Insurance Corporation of India

Central Office, “Yogakshema”

Jeevan Bima Marg, Mumbai – 400 021.

Subodh Bhargava	Company Executive	Tata Communications Limited,

Videsh Sanchar Bhavan,

Bangla Sahib Road,
New Delhi-110 001

Name	Principal Occupation	Business Address
Bhagyam Ramani (Mrs.)	Company Executive	General Insurance Corporation of India

“Suraksha”, 170, J. Tata Road,

Churchgate, Mumbai – 400 020

A. K. Jain	Retired	L&T House, Ballard Estate, Mumbai – 400 001

J.S. Bindra	Retired	L&T House, Ballard Estate, Mumbai – 400 001
     Except for J.S. Bindra, each of the directors listed above is a citizen of the Republic of India. Mr. Bindra is a citizen of the United States.
Executive Officers

A. M. Naik	Chairman & Managing Director

Jagdish. Pandurang. Nayak	Whole-time Director & President (Machinery & Industrial Products)

Yeshwant Moreshwar Deosthalee	Whole-time Director & Chief Financial Officer

Krishnamurthi Venkataramanan	Whole-time Director & President (Engineering & Construction Projects)

Ram Nath Mukhija	Whole-time Director & President (Electrical & Electronics)

Kodiyalam Vasudevan Rangaswami	Whole-time Director & President (Construction)

Vijay Kumar Magapu	Whole-time Director & Senior Executive Vice President (IT & Technology Services)

Madhukar Vinayak Kotwal	Whole-time Director & Senior Executive Vice President (Heavy Engineering)
     The principal occupation of each of the executive officers listed above is serving as an employee of Larsen & Toubro Limited in their respective capacity listed above. Each of the executive officers listed above is a citizen of the Republic of India and the principal business address of each such individual is c/o of Larsen & Toubro Limited, L&T House, Ballard Estate, Mumbai 400 001, India, telephone 91-22-67525656.
     The filing of this Statement on Schedule 13D shall not be construed as an admission that any of such individuals is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement on Schedule 13D.

II. L&T Capital Company Limited
Directors and Executive Officers

Name	Principal Occupation	Business Address
Yeshwant Moreshwar Deosthalee	Company Executive	L&T House, Ballard Estate, Mumbai – 400 001

Narayanaswami Sivaraman	Company Executive	L&T House, Ballard Estate, Mumbai – 400 001

Ramamurthi Shankar Raman	Company Executive	L&T House, Ballard Estate, Mumbai – 400 001
     The principal occupation of each of the executive officers listed above is serving as an employee of L&T Capital Company Limited in their respective capacity listed above. Each of the executive officers listed above is a citizen of the Republic of India and the principal business address of each such individual is c/o of Larsen & Toubro Limited, L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001, India, telephone 91-22-67525656.
     The filing of this Statement on Schedule 13D shall not be construed as an admission that any of such individuals is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement on Schedule 13D.